

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

January 29, 2010

Via U.S. Mail and Fax (713) 353-9400
Mr. Jason Davis
Chief Financial Officer
Hyperdynamics Corporation
One Sugar Creek Center Boulevard
Suite 125
Sugar Land, TX 77478

      RE: Hyperdynamics Corporation
              Form 10-K for the fiscal year ended June 30, 2009
              Filed September 30, 2009
              File No. 001-32490

Dear Mr. Davis:

      We have reviewed the above filings and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year ended June 30, 2009

Risk Factors, page 9

1.   Ensure that your discussion of risks is current. For example, it appears that some of the statements in your risk factors would not apply to you insofar as you are now an exploration company without proved reserves. In particular, we note references to the following items:
- decommissioning costs associated with your current properties;
- proved reserves in the discussion of risks associated with write downs of your assets;

- a reduction in revenues from risks associated with the drilling of oil and natural gas wells;
- the risk of the inability of your wells to deliver at the necessary quality and pressure and premature exhaustion of reserves in discussing competition; and,
- possible impairment of your operating assets in discussing risks associated with the current recession.

Please revise as appropriate.

Financial Statements

Note 1 – Organization and Significant Accounting Policies

Oil and Gas Properties

Costs Excluded, pages F-11

2. We understand from your disclosure under this heading and in your critical accounting policies disclosure on page 29 that you conduct quarterly impairment assessments of your unevaluated properties, as required under Rule 4-10(c) of Regulation S-X. Tell us how you determined that your unevaluated properties were not impaired, in light of your statement in the last paragraph on page 9 and first paragraph on page 29, that "management does not believe…existing cash and current operations will be sufficient to satisfy its anticipated cash requirements for the next twelve months" and "[i]f we cannot obtain sufficient additional funding, we may be required to reduce the scope and size of our operations, may be forced to curtail operations or may ultimately cease to exist."

Note 9 – Short-Term Notes Payable and Long-Term Debt, page F-19

Sale of Convertible Debentures, pages F-21

3. We note your disclosure in the last paragraph on page F-22 explaining that you analyzed the November 20, 2008 amendment to the terms of the $5 million in convertible debentures that were issued on September 12, 2008 and concluded that the amendment resulted in a *substantial* modification, leading you to account for the modification as an extinguishment following the guidance in EITF 96-19.

Please submit the analysis that you performed under this guidance which led you to this conclusion. Please also explain how you determined the $1.96 million fair value of the new debt instrument utilized in computing your gain on extinguishment, including the underlying computation and any details necessary to show how your accounting complies with the guidance in EITF 96-19.

<u>Exhibits, page 37</u>

4.   We see that you have filed a consent from your prior auditors covering the use of their audit opinion in your annual report and its incorporation into previously filed registration statements to comply with Rule 439 of Regulation C, although that consent is not current at the time of your filing. We expect you would need to obtain an updated consent to comply with Item 601(b)(23) of Regulation S-K.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. The response should be uploaded to the EDGAR system. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

  You may contact Paul Monsour at (202) 551-3360, or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Douglas Brown at (202) 551-3265, or in his absence, Timothy Levenberg, Special Counsel at (202) 551-3707 with any questions.

        Sincerely,

        H. Roger Schwall
        Assistant Director